SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File No.: 333-37051

GAYLORD ENTERTAINMENT COMPANY
401(K) SAVINGS PLAN
(Full title of the plan)

GAYLORD ENTERTAINMENT COMPANY
ONE GAYLORD DRIVE
NASHVILLE, TENNESSEE 37214

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Independent Auditors’ Reports
Statements of Net Assets Available for Benefits
Notes to Financial Statements
SIGNATURES
INDEX TO EXHIBITS
EX-23.1 CONSENT OF BDO SEIDMAN, LLP
Consent of Ernst & Young LLP
Section 906 Certification of the CEO
Section 906 Certification of the CFO
Section 906 Certification

Gaylord Entertainment Company
401(k) Savings Plan

Contents

Independent Auditors’ Reports
December 31, 2002	3
December 31, 2001	4
Financial Statements
Statements of Net Assets Available for Benefits - as of December 31, 2002 and 2001	5
Statement of Changes in Net Assets Available for Benefits - for the Year Ended December 31, 2002	6
Notes to Financial Statements	7
Supplemental Schedule
Assets Held for Investment Purposes at End of Year - as of December 31, 2002	15

Independent Auditors’ Reports

Benefits Trust Committee of the
Gaylord Entertainment Company 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Dallas, Texas
June 25, 2003

To the Benefits Trust Committee
Gaylord Entertainment Company 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 25, 2002
Nashville, Tennessee

Gaylord Entertainment Company
401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2002	2001

	(in thousands)
Assets
Investments, at fair value:
Mutual funds	$51,004	$59,545
Common stock	1,848	2,245

	52,852	61,790
Participant loans, at cost	2,084	2,136

Total investments	54,936	63,926
Cash	812	378
Interest and dividend receivable	—	8

Total assets	55,748	64,312
Liabilities
Accrued administrative expenses	—	6

Net Assets Available for Benefits	$55,748	$64,306

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2002

(in thousands)
Additions
Investment income:
Interest income on participant loans	$176
Dividend income	1,193

Total investment income	1,369
Employer matching contributions	1,443
Employer non-elective core contributions	2,271
Participants’ contributions	4,848

Total additions	9,931
Deductions
Benefits paid to participants	10,391
Net realized loss from mutual funds	1,947
Net depreciation in fair value of investments	6,005
Administrative expenses	146

Total deductions	18,489

Net decrease	(8,558)
Net Assets Available for Benefits, beginning of year	64,306

Net Assets Available for Benefits, end of year	$55,748

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

1.	Plan Description	The following description of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”), provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Gaylord Entertainment Company (the “Company”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Section 401 and 501 of the Internal Revenue Code of 1986 (IRC), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was subsequently amended and restated on April 1, 1996. The most recent amendment to the amended and restated Plan became effective January 1, 2002 and is incorporated into the notes to financial statements.

Administration

The Company is responsible for the administration and operation of the Plan. Milliman USA (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. The Charles Schwab Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

Eligibility

An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis and (5) non-resident, non-United States citizens.

Contributions

Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match participant contributions up to 50% of that portion of the employee pre-tax contribution that does not exceed 6% of the participant’s compensation for each plan year.

The Company will make a non-elective contribution equal to 2% of each eligible employee’s covered compensation, regardless of participation. The covered compensation is limited to compensation actually received while eligible to participate in the Plan.

Additionally, the Company will make an annual employer profit sharing contribution to eligible employees employed on December 31 of the plan year. The profit sharing contribution will range from 0% to 2% of each eligible employee’s covered compensation, regardless of participation.

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

Participants direct the investment of their contributions, employer matching contributions, employer non-elective contributions and employer profit sharing contributions into various investment options offered by the Plan.

Participants’ Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers the Company’s common stock and eleven mutual funds as investment options for participants.

Vesting

Participants are immediately vested in their voluntary contributions and any income or loss thereon. After one year of eligible service with 1,000 hours, participants become 25% vested in employer matching contributions, employer non-elective contributions and employer profit sharing contributions. Thereafter, participants vest in employer matching contributions at a rate of 25% per year of service and are fully vested after four years of 1,000 hour eligible service.

All employer contributions vest immediately upon a participant’s death, disability, or attainment of the normal retirement age, as defined by the plan agreement.

Payment of Benefits

Upon termination of service due to death, disability, retirement or separation, a participant receives the vested account balance in a lump-sum distribution or direct rollover into another qualified plan or individual retirement account. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date (but not beyond the participant’s normal retirement date).

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

In the event of financial hardship, as defined in the plan agreement, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of their vested balance. A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the plan agreement.

Forfeitures

Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeited amounts at December 31, 2002 were not material to the financial statements.

Participant Loans

Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, SunTrust Bank, prior to the time such rights are to be exercised.

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

Administrative Expenses

Substantially all administrative expenses of the Plan are paid directly by the Plan.

2.	Summary of Significant Accounting Policies	Basis of Accounting The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, based upon quoted market prices, except for participant loans, which are stated at amortized cost, which approximates their fair value. Purchases and sales of investments are recorded on a settlement-date basis, which approximates investments recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications have been made to amounts reported in the prior year to conform to the current year’s presentation.

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

3.	Investments	The following presents investments that represent 5 percent or more of the Plan’s net assets (in thousands):

December 31	2002	2001

Dodge & Cox Balanced Fund	$16,024	$17,513
Schwab S & P 500 Fund	10,804	17,133
Gartmore Morley Stable Value Fund	13,176	12,417
Janus Enterprise Fund	—	5,718
Pimco Total Return Fund Inst’l Class	3,632	—
Calamos Growth Fund Class A	3,485	—

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (in thousands):

Year ended December 31,	2002

Mutual funds	$(7,598)
Shares of the Company’s common stock	(354)

Total investments	$(7,952)

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and nonforfeitable.

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

5.	Income Tax Status	The Internal Revenue Service determined and informed the Company, in a letter dated December 3, 1997, that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related-Party Transactions	Certain Plan investments are shares of mutual funds managed by the Trustee, as defined by the Plan. Investments managed by the Trustee qualify as party-in-interest transactions. In addition, the Plan invests in common stock of the Company. At December 31, 2002 and 2001, the Plan held 89,698 and 91,253 shares, respectively, which represented less than 1% of the outstanding shares of the Company at that date.

7.	Reconciliation of Financial Statements to Form 5500	The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid. The Department of Labor (“DOL”) requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500. Additionally, the DOL requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment.

The following is a reconciliation of net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

December 31,	2002	2001

Net assets available for benefits per the financial statements	$55,748	$64,306
Deemed Distributions	(48)	—
Amounts allocated to withdrawing participants	—	(74)

Net assets available for benefits per Form 5500	$55,700	$64,232

Gaylord Entertainment Company
401(k) Savings Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2002, per the accompanying financial statements to the Form 5500 (in thousands):

Year ended December 31,	2002

Per the financial statements	$10,391
Add: Deemed distributions during 2002	35
Less: Amounts allocated to withdrawing participants at beginning of the year	(74)

Per the Form 5500	$10,352

Gaylord Entertainment Company
401(k) Savings Plan

Assets Held for Investment Purposes at End of Year

EIN: 73-0664379
Plan Number: 002

December 31, 2002

		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate of
	Identity of Issue, Borrower	Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost	Current Value

*	Gaylord Entertainment Company	Common Stock	a	$1,847,643
	Dodge & Cox Balanced Fund	Mutual Fund	a	16,023,914
	Baron Growth Fund	Mutual Fund	a	1,066,410
	Calamos Growth Fund Class A	Mutual Fund	a	3,485,199
	PIMCO Total Return Fund Inst’l Class	Mutual Fund	a	3,631,991
	Gartmore Morley Stable Value Fund	Mutual Fund	a	13,175,810
	American Aadvantage Intl Eq Planahead Fund	Mutual Fund	a	2,327,528
*	Schwab S & P 500 Fund	Mutual Fund	a	10,804,315
	Growth Fund of America	Mutual Fund	a	122,780
	PIMCO PEA Value Fund Inst’l Class	Mutual Fund	a	243,728
	Royce Opportunity Fund	Mutual Fund	a	66,746
	Hotchkis & Wiley Mid Cap Fund	Mutual Fund	a	56,869
		Terms of up to 10 years, interest rates of 6.25% -
*	Participant loans	11.50%	-	2,083,813

				$54,936,746

*		A party-in-interest as defined by ERISA.

a	–	All investing activity is participant-directed. No disclosure of cost information is required.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GAYLORD ENTERTAINMENT COMPANY 401(k) SAVINGS PLAN

	By:	Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan

Date: June 30, 2003	By:	/s/ Kimberly Cannon
Kimberly Cannon Chairperson of the Gaylord Entertainment Company 401(k) Savings Plan Benefits Trust Committee

INDEX TO EXHIBITS

Number	Description	Page

23.1	Consent of BDO Seidman, LLP
23.2	Consent of Ernst & Young LLP
99.1	Certification of Colin V. Reed pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.2	Certification of David C. Kloeppel pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.3	Certification of Kimberly Cannon pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.